

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 5, 2013**
> **File No. 024-10371**

Dear Mr. Fellner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note that you are attempting to register a maximum offering amount of $5,000,000. However, Rule 251(b) under Regulation A provides for an exemption from registration up to a maximum aggregate offering price of $5,000,000 for all securities sold within twelve-month period. Inasmuch as Item 5 on page 3 of your offering circular indicates that a total of $1,527,500 has been raised pursuant to Regulation A since March 18, 2013, it appears that you are not eligible to offer the full $5,000,000. Please revise or advise.

2.   Please clarify which transactions listed under Item 5 were for cash and which were for consulting services. In this regard we note that your balance sheet for June 30, 2013 shows only $29,092 of cash and cash equivalents.

3.   Please tell us why you are offering one share and a cashless warrant for 99 shares for $.01, instead of 100 shares for $.01.

4.   We note two news stories, one dated July 25, 2013 regarding a $2 million Equity Term Sheet with Phoenix Group Capital Markets, and the other dated August 28, 2013 regarding an asset purchase agreement with TuVozOnline. Please tell us the status of these agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director